MADISON AVENUE HOLDINGS, INC.
3505 Hart Avenue, Suite 201
Rosemead, California 91770

May 8, 2009

BY EDGAR

Ms. Tia L. Jenkins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Madison Avenue Holdings, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 0-50655

Dear Ms. Jenkins:

           Reference is made to your comment letter, dated May 4, 2009 to the Company, relating to the subject report (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Item 9A. Controls and Procedures, page 7

1. We note your statement that your certifying officers concluded that your disclosure controls and procedures were “effective and adequately designed to ensure…” In light of the qualification that the disclosure controls and procedures were “adequately designed”, it is unclear to us whether you have reached a conclusion that your disclosure controls are effective. Please confirm to us whether does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective, and if so, revise future filings to eliminate any qualifications to your conclusion.

We hereby confirm that for and as of the end of the period covered by the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 the Company’s disclosure controls were effective. The language in the Controls and Procedures section of future Company filings will be changed to eliminate any qualifications to a positive conclusion, assuming the assessment results in such a positive conclusion that the disclosure controls are effective.

2.  To the extent you disclose in future filings that you design your disclosure controls and procedures to provide reasonable assurance of achieving their objectives, please confirm that you will state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. As an alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

We hereby confirm that to the extent the Company discloses in future filings that it designs its disclosure controls and procedures to provide reasonable assurance of achieving their objectives, the Company will state clearly, if true, that its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

3.  Please tell us the framework used by management to evaluate the effectiveness of your internal controls over financial reporting (e.g., COSO), and disclose the framework in future filings as required by Item 308T(a)(2) of Regulation S-K.

In evaluating the effectiveness of the Company’s internal controls over financial reporting, management used criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies. Such framework will be disclosed in future Company filings when required.

Exhibits 31.1 and 31.2

4.  Please revise the Section 302 certifications in future filings to add the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” of paragraph 4(d) of Item 601(b)(31)(i) of Regulation S-K.

We confirm that such language will be included in the Section 302 certifications that will be filed as exhibits to future filings.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MADISON AVENUE HOLDINGS, INC.

By:	/s/ Alex Kam
Alex Kam
Chief Executive Officer